UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 6 )*

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

(Name of Issuer)

Ordinary shares, of nominal value 2.39 Euros per share

(Title of Class of Securities)

42325950

(CUSIP Number)

The Minister, Ministry of Economy and Finance, 5-7 Nikis Street, 10180 Athens, Greece, Tel #302103332000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No.__________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
THE HELLENIC REPUBLIC (including shares held by the Public Company For Transferable Securities S.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only _________________________________________________________

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization The Hellenic Republic

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 78,424,065*

	8.	Shared Voting Power 19,606,015*

	9.	Sole Dispositive Power 78,424,065*

	10.	Shared Dispositive Power 19,606,015*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,030,080*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☒

13.	Percent of Class Represented by Amount in Row (11) 20%

*See however, Item 5.

14.	Type of Reporting Person (See Instructions)
OO (GOVERNMENT)

Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

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SCHEDULE 13D/A

(Amendment No. 6)

Item 1. Security and Issuer

Ordinary shares nominal value EUR 2.39 per share (the “Shares”) of the Hellenic Telecommunications Organization S.A. (“OTE”). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece. OTE’s Chairman and Managing Director is Mr. Panaglis Vourloumis.

Item 2. Identity and Background:

(a)	Name:

The Hellenic Republic (Ministry of Economy and Finance)

(b)	Address:

5-7 Nikis Street, 10180 Athens, Greece

(c)	The Hellenic Republic

(d-e)	Not applicable

(f)	Citizenship:

The Hellenic Republic

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D/A (Amendment No. 5) filed on July 17, 2009 (“Schedule 13D”) of The Hellenic Republic (“HR”).

As reflected in the Schedule 13D, HR is a party to a Share Purchase Agreement with Deutsche Telekom AG (“DTAG”) dated May 14, 2008 (the “Share Purchase Agreement”), and a Shareholders’ Agreement with DTAG, dated May 14, 2008 (the “Shareholders’ Agreement”). On July 10, 2009, HR notified DTAG of its intent to exercise the first of two put options provided by the Share Purchase Agreement previously described in the Schedule 13D (the “First Put Option”).

The acquisition of the Shares subject to the First Put Option is reflected in a Share Purchase Agreement dated July 29, 2009 between DTAG and HR (the “Agreement.”) Pursuant to the terms of the Agreement, DTAG acquired 24,507,519 shares of OTE (the “First Put Shares”) from HR on July 31, 2009 for EUR 27.50 per share for an aggregate amount of EUR 673,956,772.50 paid in cash.

HR understands that as a result of the exercise of the First Put Option by HR and the purchase of the First Put Shares by DTAG, DTAG beneficially owns 147,045,118 shares of OTE, representing 30% plus one share of the outstanding share capital of OTE.

Item 5. Interest in Securities of the Issuer.

(a-b)   As of the date hereof, HR directly owns 78,424,065 shares of OTE and beneficially owns 19,606,015 shares of OTE held directly by IKA-ETAM which in the aggregate equal 98,030,080 shares of OTE, and represents approximately 20% plus one share, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2008. As a result of the provisions of the Shareholders’ Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the shares held directly by HR and HR might be deemed to beneficially own the shares held directly by DTAG. HR disclaims beneficial ownership of the shares directly held by DTAG.

(c)       Except for the sale and transfer of the 24,507,519 First Put Shares to DTAG on July 31, 2009 for EUR 27.50 per share for an aggregate amount of EUR 673,956,772.50 paid in cash, no transactions in shares of OTE by HR were effected since the filing of Amendment No. 5 to the Schedule 13D.

(d-e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings on Relationships with Respect to Securities of the Issuer.

See Schedule 13D/A (Amendment No. 5) filed July 17, 2009

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_______________________
(Date)

/s/ Ioannis Papathanasiou
Minister of Economy and Finance

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EXHIBIT INDEX

Exhibit 1:       Share Purchase Agreement between HR and Deutsche Telekom AG dated May 14, 2008*

Exhibit 2:       Shareholders’ Agreement between HR and Deutsche Telekom AG dated May 14, 2008.*

Exhibit 3:       Exercise of the put option right of HR as per the Share Purchase Agreement dated May 14, 2008.**

Exhibit 4:       Acknowledgement of the Exercise of the put option right of HR as per the Share Purchase Agreement dated May 14, 2008.**

Exhibit 5:       Translation of the Agreement Concerning the Transfer Without Cash Consideration of Immaterial Nominal Shares of an Incorporated Company dated March 4, 2009.**

Exhibit 6:       Share Purchase Agreement Between HR and DTAG dated July 29, 2009.

_______________________

* Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 3) filed on July 8, 2008.

** Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 5) filed on July 17, 2009

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